Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Fax: (866) 665-5702

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES PRIVATE PLACEMENT CLOSING AND EXECUTIVE CHANGES

November 19, 2012– Titan Trading Analytics Inc. (the “Corporation”) is pleased to announce the closing of a non-brokered private placement of units (“Units”) which raised CDN $500,000. The Corporation will issue 50,000,000 Units at CDN $0.010 per Unit. Each Unit consists of one common share (“Common Share”) and one full common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share for a price of $0.05 per Common Share during year one and $0.10 during year two following the date of closing.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on March 19, 2013. Closing of the private placement is subject to TSX Venture Exchange approval.

The net proceeds from the placement will be used to for working capital.

Titan reports that its board of directors has accepted the resignation of Titan's CEO and President, John Coulter. Mr. Coulter has stepped down as CEO, President to pursue other career opportunities, effective immediately. He will remain on Titan's board and will actively participate in the process of selecting a new CEO to ensure a smooth transition. The board has also accepted the resignation of Michael Gossland who is stepping down from his posts as CTO, Director and Corporate Secretary. Both resignations were prompted by Titan's decision to focus solely on licensing Titan's core trading strategies to third party fund groups that contract to run the technology in full automation on servers operated in Titan's Private Server Cloud. The company is currently in negotiations with multiple firms on hosted licensing agreements. The Titan automated trading system is currently available to firms who execute trades through Interactive Brokers and REDIPlus.

About Titan

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-973-6996
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.